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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of MAY, 2000

                               SIMPLAYER.COM LTD.
                               ------------------
                 (Translation of registrant's name into English)


                                  P.O. Box 295
                              Hatzor, Israel 10352
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F   [X]                        Form  40-F    [ ]


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes    [ ]                        No   [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.



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         The attached ANNUAL REPORT, PROXY STATEMENT AND PROXY CARD regarding the Company's 1999 financial results were sent by the Company on March 31, 2000.







































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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             SIMPLAYER.COM LTD.
                                                (Registrant)



Date:       May 1, 2000                      By: /s/ Yoel Givol
        -------------------                      -----------------
                                             Name:    Yoel Givol
                                             Title:   Chief Executive Officer



























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                                  EXHIBIT INDEX


Exhibit No.               Description                                  Page
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     1.                   1999 Annual Report                            5

     2.                   Proxy Statement                               11

     3.                   Proxy Card                                    22



































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